STEALTH MARK

StealthCo, Inc. (dba Stealth Mark)
EMPLOYMENT AGREEMENT

This Employment Agreement ("Agreement"), is made effective as of the 1st day of January 2018, (the "Effective Date"), by and between StealthCo, Inc., 273 Midway Lane, Oak Ridge TN, 37830 (the "Company"), and Richard Neal, 7609 NW Belvidere Parkway, Kansas City, MO 64152, hereafter referred to as the Executive, (the "Executive").

RECITALS:

WHEREAS, the Executive desires to be employed by the Company upon the terms and conditions set forth herein; and

WHEREAS, the Company wishes to employ the Executive upon such terms and conditions; and

WHEREAS, the Executive has received and will be given access by the Company to its confidential business and professional information;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Executive and the Company hereby agree as follows:

1. **Recitals Incorporated**

   The foregoing recitals and any referenced Exhibits are specifically incorporated in their entirety herein and made part hereof.

2. **Employment of Executive.**

   As of the Effective Date, the Company hereby engages and employs Executive in an executive-level capacity as described in Exhibit A attached hereto, and Executive hereby accepts such employment and agrees to act as an employee of the Company in accordance with the terms of employment hereinafter specified.

3. **Term of Executive Employment.**

   The period of Executive Employment shall commence on the Effective Date hereof and continue in effect for a period of three (3) years from the Effective Date or until terminated as hereinafter provided.

   The parties expressly understand that nothing in this Agreement is a guarantee of assurance of employment for any specific period of time. Rather, subject to the notice provisions set forth is Section 7(c), the Executive understands that he is an at-will Executive, and that the Company may terminate his employment at any time, and the Executive is similarly free to resign at any time. The Parties also expressly understand that the terms and conditions in Section 7(d) below do not alter the Executive's at-

will employment status but are solely included to set forth amounts and benefits potentially available to the Executive at the cessation of his employment.

4. **Duties.**

(a) The Executive is engaged to serve as the 'Vice President (VP) of Intelligence, reporting to the Company CEO. Executive shall have such duties as set forth in Exhibit A attached hereto, and are customarily associated with management of the Company's ActiveDuty™ digital intelligence department, including, but not limited to overall responsibility and authority for the management of general operations, data collection, analysis, and research, relationships and communications, as well as senior executive duties as may from time to time be reasonably assigned by the Company CEO.

(b) Nothing contained herein shall be construed so as to prohibit Executive from performing such other or additional duties or responsibilities, and exercising such other or additional authority in furtherance of the goals of the Company, as may be determined or directed by the Chief Executive Officer of StealthCo, Inc.

(c) Executive shall devote such portion of his business time and attention as is necessary to appropriately and efficiently discharge his duties and responsibilities as herein set forth. If Executive so discharges his duties, he may engage in other business and civic activities, in addition to those relating to the Company's business, if such activities are not otherwise prohibited by the terms of this Agreement, or do not substantially interfere with the performance of such responsibilities.

5. **Executive Salary and Compensation.**

(a) Base Salary. During the Employment Period, the Company shall pay or cause to be paid to Executive a base salary of $130,000 per annum, payable to Executive on a periodic basis in accordance with the Company's then current executive salary payment practice; provided, however, that the installments may not be made less frequently than on a monthly basis.

Base Salary shall be increased to $140,000 minimum per annum upon the Company's achievement of gross ActiveDuty pre-tax profit per Generally Accepted Accounting Principles (GAAP) exceeding $1.5 million. Base Salary shall be increased to $170,000 minimum per annum upon the Company's achievement of gross ActiveDuty pre-tax profit per Generally Accepted Accounting Principles (GAAP) exceeding $2.25 million.

At the sole option of the Company such base salary shall be subject to increase in accordance with the Company's normal practice for executive salary review from time to time in effect, and will not be reduced without the prior written consent of Executive.

(b) Incentive Compensation. Executive shall be entitled to receive bonuses based upon performance as deemed appropriate by the Company, however no bonus in any form shall be awarded, nor paid until StealthCo, Inc., demonstrates net profit as indicated in its financial statements. Performance bonuses shall be by

determination of the Company's Chief Executive Officer for each fiscal year of the Company during the Employment Period.

It is the intention of the parties hereto, that in connection with establishing Incentive Compensation, the Company will not act arbitrarily and will review compensation in good faith in light of the Company's and the Executive's performance.

If Executive's employment is terminated for reasons other than Cause and effective at any time prior to the end of the Company's fiscal year, any bonus paid to the Executive will be prorated based on the portion of the year Executive was employed.

(c) Stock Options. At the time of signing the Company's parent Company, Wellness Center USA, Inc. (WCUI), shall grant the Executive 500,000 incentive (WCUI)Stock Options exercisable over a term of five years, with a strike price to be set at Fair Market Value (FMV) at the time of contract execution. 200,000 of these Options will vest in equal amounts over a three-month period, starting on the effective date of employment, with the remainder vesting in equal amounts over the following one year and two months.

Further, provided he remains employed by the Company, the Executive will be granted additional 62,500 vested (WCUI) options per quarter, exercisable over a 5-year period, and issuable on the last day of each quarter ending, with a strike price to be set at the then FMV and based on the closing trading price on the last day of each quarter end. Start of first quarter shall commence on the effective date of employment agreement.

All Options shall accelerate and become fully vested upon the sale or change of control of the Company.

(d) Vacation/Sick Leave. The Company will grant to the Executive twenty (20 days of paid time off per each calendar year in accordance with the vacation policy established by the Company for all employees. All vacation and sick time will be deducted from the Executives allotted paid time off. No more than ten (10) days of unused paid time off may be carried forward from one calendar year to the next.

(e) Benefits. Upon establishment of a Group insurance policy by the Company the Executive will be granted a full insurance package in line with the normal benefits as provided to all employees.

(d) Withholding of Certain Taxes. All compensation referred to in Section 4(a) and 4(b) of this Agreement is stated in terms of gross amount, it being understood that the Company will be required to withhold from such gross amount deductions for federal, state and local income taxes (if any) as is required by law.

6. Intellectual Property Acquisition.

(a) Intellectual Property: The Executive also hereby agrees to the development, construction, and delivery of certain Intellectual Property ("IP") and associated

automated software not currently developed, available to other entities, or the Company. Funding for the IP structure herein described will be unrelated to, and unaffecting of, the Executive's compensation as detailed in section (5) above. The Company herewith acknowledges its expressed intent of funding/purchasing this IP development, assuming achieved revenues from ActiveDuty sales suffice, based on the following parameters;

(b) Limited-term Revenue Sharing: Commencing at time of contract execution, the Company and Executive agree to a limited term, 50/50 revenue sharing agreement, applicable only, and exclusively to, received gross revenue directly derived or achieved by sales of ActiveDuty™ (digital intelligence data) reporting.

(c) Lock-In Clause: Upon satisfaction of (6d), Stealth Mark is guaranteed the IP valuation ladder defined in (6a)

(d) Cessation of Revenue Sharing: The term of the 50/50 revenue funding agreement outlined in (6b) above will continue until as such time funds, received via the limited-term Revenue sharing agreement shall reach an aggregate $250,000, at which time the Revenue sharing agreement between Company and Executive shall fully terminate, and Lock-in Clause defined in (6c) shall fully activate.

All revenue(s) received after Lock-in clause is activated will belong, in full, to the Company, and the Company, at its own sole option, shall have full discretion as to commit continued revenue funds towards IP development and ownership, or apply funds as the Company deems necessary elsewhere.

(e) Aggregate funds calculations, counting as having been paid by the Company towards the ownership of the IP as outlined in (6a) above, shall be inclusive of the aggregate $250,000 paid to the Executive under Revenue Sharing clause (6b).

However, this same $250,000 Revenue Sharing as falling due the Executive under (6b) above is understood to be the full ownership of the Executive, and is not to be construed as having to be spent towards IP construction.

(f) Examples illustrating Section 6 transactions may be found in Exhibit B.

7. **Expenses.**

The Company shall promptly pay or reimburse Executive in accordance with the Company's policy for all expenses reasonably incurred by Executive during the period of Executive's employment relating to the performance of Executive's duties under this Agreement, including, travel, entertainment and automobile expenses. However, reimbursement under this section shall not be made until and unless the Executive has furnished the Company with appropriate receipt or such documentation or supporting information as may be reasonably required by the Company to substantiate the expenses for which Executive seeks reimbursement.

Expense expenditures exceeding the limits as defined and established by current Company policies will require permission of the CEO prior to the expenditure or will not be subject to reimbursement.

8. <u>Termination</u>.

(a) <u>Termination for Cause</u>. The Company may elect to impose disciplinary sanctions, up to and including termination of the Agreement (a termination "For Cause") in the event:

(i) The Executive is convicted of a felony.

(ii) The Executive intentionally commits a material act of fraud or a material unethical practice involving the company.

(iii) The Executive possesses, distributes, sells, transfers, uses or is under the influence of illegal drugs;

(iv) The Executive is materially insubordinate or refuses to comply with reasonable, legal, job-related instruction, after the Executive has been given written notice of his default and a reasonable opportunity to cure his default, to the extent curable;

(v) The Executive intentionally and materially disregards regulatory instructions and procedures;

(vi) The Executive materially makes unauthorized use of, or steals, destroys, mutilates, or misuses the Company's property;

(vii) The Executive intentionally presents, submits, or prepares materially fraudulent or false documents and/or records, including employment records and employment information;

(viii) The Executive materially fails or refuses to comply with all reasonable and lawful and applicable policies, procedures, standards and regulations of the Company from time to time established or fails or refuses to perform or observe all other covenants and conditions required to be performed and observed by the Executive under this Agreement; in either case, after the Executive has been given written notice of his default and a reasonable opportunity to cure his default, to the extent curable;

(ix) The Executive intentionally commits an act materially damaging to the Company's reputation in the community, after the Executive has been given written notice of his default and a reasonable opportunity to cure his default, to the extent curable; or

(x) The Executive intentionally and materially makes or made any representation or warranty in the Exchange Agreement which is or was false or materially incomplete when made, as determined by a court of competent jurisdiction as specified in Section 15.

(b) Termination for Good Reason. The Executive may elect to terminate this Agreement for "Good Reason" in the event the Employer takes any action that

(i) is directed at the Executive specifically and not at all Executives of comparable classification and performance level and

(ii) that has the effect of significantly reducing the Executive's compensation, employment responsibilities, authority, or the accommodations in which the Executive performs his job,

(iii) requires the Executive to perform services primarily from a location that is more than fifty (50) miles distant from the Executive's current residence (which shall in no event preclude the Company from requiring customary business travel of the Executive), or

(iv) any failure by the Company to comply with any provision of any employment agreement entered into between the Executive and the Company other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Executive; or

(v) constitutes the nonpayment by Employer of compensation due and owing to the Executive under this Agreement, which had not been cured by the Employer within thirty (30) days following receipt of Executive's notice of default to the Company for nonpayment of compensation in the ordinary course. In such event, the Employer's obligations to Executive under Section 5 of this Agreement would not abate.

(c) Termination Without Cause. The Executive or the Company may voluntarily elect to terminate this Agreement (a termination "Without Cause") by delivering to the other party, at least ninety (90) days prior to the date upon which termination is desired, by written notice of such intention to terminate.

(d) Payment Upon Termination. If at any time on or before the expiration of this employment agreement the employment of the Executive is terminated by the Executive other than for Good Reason, or by the Company for Cause, then the Company shall pay to the Executive any compensation earned but not paid and honor stock options vested prior to the effective date of such termination.

(e) If the employment of the Executive is terminated by the Executive for Good Reason or by the Company Without Cause, then the Company shall pay to the Executive any compensation earned but not paid to the Executive prior to the effective date of such termination, and the Executive shall be entitled to receive severance pay.

If the Executive is terminated without Cause within one calendar year of contract execution, the Executive shall be entitled to receipt of severance pay equal to one-half (1/2) of the then current annual salary. If Executive is terminated without Cause in the second calendar year from date of signature, the Executive shall be entitled to receive severance pay of one-quarter (1/4) of the then current salary. If Executive is terminated without Cause in the third

calendar year from date of signature, the Executive shall be entitled to receive severance pay of one-eighth (1/8) of the then current salary.

Also, in such case where the Executive is terminated for Good Reason or Without Cause by the Company, Executive will be entitled to full vesting of contractual Options registered in the name of, or defined here within for the benefit of Executive. All options already vested shall be exercisable at the value as already determined per contractual agreement above. All remaining unvested Options shall vest at time of termination, and shall be exercisable at the then market price. The severance pay and salary shall be payable in a lump sum on the date of termination.

(f) Such payments shall be in full and completely discharge the Company of any and all liabilities or obligations of to the Executive hereunder, and the Executive shall be entitled to no further benefits under this Agreement. Any amounts owing to the Executive under retirement plans or other compensation arrangements, if any, with the Company shall be handled solely in accordance with the terms of such plans or arrangements and not by the terms of this Agreement.

(g) Notice of Termination. Any termination of the Executive's employment by the Company hereunder or by the Executive other than termination upon the Executive's death, shall be communicated by written Notice of Termination to the other party. For purposes of this Agreement, a "Notice of Termination" means a notice that shall indicate the specific termination provision in this Agreement relied upon, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated.

(h) Date of Termination. "Date of Termination" shall mean:

(i) If Executive's employment is terminated by his death, the date of his death;

(ii) If the Executive's employment is terminated by the Company as a result of Disability pursuant to this paragraph, the date that is thirty (30) days after Notice of Termination given; provided the Executive shall not have returned to the performance of his duties on a full-time basis during such thirty (30) day period.

(iii) If the Executive terminates his employment at his election pursuant to this paragraph, the date that is ten (10) days after Notice of Termination is given.

(iv) If the Executive's employment is terminated by the Company without Cause pursuant to this paragraph, the date that is ten (10) days after Notice of Termination is given.

(v) If the Executive's employment is terminated by the Company for Cause pursuant to this paragraph, the date on which Notice of Termination is given.

9 .**Interests of the Company.** The Executive acknowledges and agrees that:

(a) The Company has, owns or possesses the right to certain legitimate business interests, professional information and confidential information: and

(b) The Company's possession, ownership and use of such legitimate business interests. professional and confidential information derives actual or potential independent economic value from not being generally known to, and not being readily ascertainable by proper means by other persons who could potentially obtain economic value from its disclosure or use; und

(c) The Company has taken and will continue to undertake substantial efforts that are commercially reasonable under the circumstances to maintain the secrecy of its present and future legitimate business interests. and other professional and confidential information. and requires the Executive to do the same: and

(d) Companies or individuals or other entities that provide goods and services similar to those of the Company and that derive benefit from access to the Company's confidential and proprietary information gained from a current or former Executive of the Company, without its express permission. regardless of geographic location, would cause irreparable harm and undue hardship, and would materially jeopardize the Company's business and materially jeopardize the ability of the Company to attain its goals, thus reducing significantly its value should the Executive compete with the Company, or assist, induce or cause other persons to compete with the Company: and

(e) The value of such harm would be substantial and unquantifiable. As such. Executive agrees that the violation of the restrictive covenants of this Agreement would cause irreparable harm to the Company.

10. **Covenant not to Compete**.

Recognizing that the business and success of the Company is predicated upon the existence and preservation of its legitimate business interests. and other professional and confidential information. the Executive covenants and agrees that during the term of the Executive's employment, whether pursuant to this Agreement. any renewal hereof, or otherwise. and for a period of one year (the "Restricted Period") after the later of the expiration of this Agreement or the termination of his employment with the Company, he will not, directly or indirectly (through one or more intermediaries). whether individually, or as an officer. director, agent, shareholder of 5% or more of the applicable company's outstanding equity shares. member, partner. joint venturer, investor (other than as a passive trader in publicly traded securities), consultant or otherwise. compete in whole or in part with the business then engaged in by the Company. This Section shall not apply in the event of a termination by the Executive for Good Reason or a termination by the Company Without Cause.

11. **Confidentiality Trade Secrets.**

During the term of his employment and during the Restricted Period, the Executive shall not, whether directly or indirectly, use, or cause others to use, communicate, disclose or disseminate any information of a secret, proprietary, confidential or generally undisclosed nature relating to the Company. Including, without limitation, its structure, its contacts, its products and services, processes, including information relating to financial condition, statistics, recruiting, marketing and selling, and the Executive shall strictly maintain the foregoing as secret

12. **No Interference.**

During the term of his employment and during the Restricted Period, the Executive agrees that he will not, whether for his own account or for the account of any individual, partnership, firm, company or other business organization (other than the Company), directly or indirectly, hire, employ, solicit or endeavor to hire, employ or solicit any person who, at the time of the Executive's termination, was employed by or otherwise engaged to perform services for the Company to terminate his or her employment or independent contractor relationship with the Company,(provided, however, that Executive may so hire and employ any person responding to a general advertisement for employment directed to the general public), nor will the Executive directly or indirectly induce any or the Company's customers or suppliers to terminate, breach, rescind, forego, or materially modify to Company's detriment, any of their agreements with Company. This Section shall not apply in the event of a termination by the Executive for Good Reason or a termination by the Company Without Cause.

13. **No Violation**.

The Executive represents warrants and agrees that his execution or and performance of all the terms of this Agreement does not and will not breach any agreement or duty to which he is subject at the time of execution of this Agreement. The Executive agrees not to enter into any written or oral agreement in conflict herewith and represents and agrees that he has not brought and will not bring with him to the Company or use in the performance of his responsibilities at the Company any materials or documents of a former company which are not generally available to the public.

14. **Certain Equitable Relief**.

Without limiting the remedies available to the Company, the Executive acknowledges that a breach of any of Section 8 through 11 of this Agreement would result in material irreparable harm to the Company for which there is no adequate remedy at law, and that it will not be possible to measure damages for such injuries precisely. In the event of such a breach or threat thereof, the Company shall be entitled to obtain a temporary or permanent injunction, or other such equitable and legal relief as may be available.

15. **Successors and Assigns**.

This Agreement shall be binding upon the Executive, his heirs, executors and administrators: provided, however, the Executive shall not have the right to assign this Agreement. Further, the Company has the right to assign this Agreement (including without limitation the restrictive covenants contained herein) and hereby expressly: authorize enforcement of this Agreement by its successors and assigns.

In the event a substantial portion of the assets of the Company or a majority of the shares of capital stock of the Company are sold or otherwise transferred to a person or entity, including any transfer resulting from a merger or consolidation of the Company with another business entity or any other transaction where effective control of the business of the Company is transferred, directly or indirectly, as a condition of such sale or transfer, the person or entity acquiring control of the business of the Company shall agree to assume and perform all of the obligations of the Company hereunder, including payment of all amounts due and to become due under this Employment Agreement. Employee hereby consents to an assignment of this Employment Agreement, subject to such condition.

16. **Severability**.

Wherever there is any conflict between any prov1s1011 of this Agreement (or part thereof). and any statute. law, regulation or judicial precedent, the latter shall prevail. but in such event the provisions of this Agreement thus affected shall be curtailed and limited only to the extent necessary to bring it within the requirement of the law. In the event that any provision of this Agreement shall be held by a court of proper jurisdiction to be indefinite, invalid or otherwise unenforceable. the entire Agreement shall not fail on account thereof, but the balance of the Agreement shall continue in full force and effect.

17. **Choice of Law, Choice of Forum**.

This Agreement shall be governed and construed exclusively by laws of the State of Illinois, except for any law. rule or principle which might require application of the substantive law of another jurisdiction. Exclusive venue and jurisdiction shall lie with the state courts of competent jurisdiction in Cook County, Illinois.

18. **Entire Agreement; Amendment and Waiver**.

This Agreement constitutes the entire understanding of the parties hereto relating to the subject matter hereof and supersedes all prior agreements or understandings with respect to the subject matter hereof among the parties. This Agreement may be amended, and the observance of any term of this Agreement may be waived only with the written consent of each of the parties hereto. Any such waiver does not imply or express that any other similar or dissimilar waiver shall be granted or agreed to by the Company.

19. **Cost of Enforcement**.

In the event of any dispute arising out of this Agreement. the prevailing party shall be entitled to recover reasonable attorneys' fees and costs from the non-prevailing party.

21. **Section Headings**.

The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

22. **Counterparts**.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

23. **Authority**.

The official executing this Agreement on behalf of the Company represents and warrants having the requisite authority to do so and to bind the Company.

IN WITNESS WHEREOF, the Company and Executive have signed this Agreement as of the day and year written above.

StealthCo, Inc. (dba Stealth Mark)
273 Midway Lane
Oak Ridge, TN 37830

Wellness Center USA, Inc. (WCUI)
2500 West Higgins Road, Ste 780
Hoffman Estates, IL 60169

By: Ricky Howard
StealthCo, Inc: CEO (Chief Executive Officer)

Date: 2-16-2018

By: Paul D. Jones
Wellness Center USA, Inc. President

Date: 2-16-2018

By: ______________________
Wellness Center USA, Inc: Secretary

Date: ______________________

By: ______________________
Executive

Date: 2/15/2018

EXHIBIT A

Title: Vice President of Intelligence.

EXHIBIT B

Title: Diagram of IP funding illustrating 100% ownership path to Stealth Mark upon the $2.75 million-dollar mark.



Rich Neal Employment begins as full W-2 employee
Intellectual Property
Compensation
Neal's IP ownership (current state)
Revenue Sharing 50/50 (between Neal and Company)
Neal's annual salary commences with pay schedule of every other week (no relationship to IP ownership)
Neal's IP development under funding via Stealth Mark begins
Neal has received => $250k from Revenue Sharing
'Lock-in' clause becomes effective; SM guaranteed IP valuation ladder
$687,500 aggregate paid towards IP (aggregate figure calculation is to be inclusive of $250,000 amount paid under Revenue sharing) (SM holds 25% ownership in IP)
50/50 revenue plan terminates
$1,375,000 aggregate paid against IP development (SM holds 50% ownership in IP)
$2,062,500 aggregate paid against IP development (SM holds 75% ownership in IP)
$2,750,000 aggregate paid against IP development
100% ownership of all IP by Stealth Mark